

Mail Stop 3561

October 24, 2008

Mr. Yuan Tian
Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People's Republic of China

> **Re:** **China Forestry, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed May 15, 2008**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2008**
> **Filed August 14, 2008**
> **Response Letter Dated August 14, 2008**
> **File No. 000-25765**

Dear Mr. Tian:

    We have reviewed your filings and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we have asked you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Note 1 – Organization and Business Background, page 24

Timberland, page 25

1.   We note in your response to our Comment No. 4 that prior to the transfer of the Ping Yang He Forestry Center, there was an impairment due to difficulties encountered in obtaining a wood-cutting quota then and the net book value of these timberlands was zero. Please tell us how the difficulties encountered in obtaining a wood-cutting quota for the Ping Yang He Forestry Center were different from the difficulties you are still encountering for your other timberlands. Additionally, explain to us why you believe you are making progress in getting a wood-cutting quota for the year ending December 31, 2008.

2.   Please address the following related to your response to comment 2 of our letter dated July 30, 2008:

       a) We note that you determine the carrying value of timberland based on third – party appraisals. Clarify whether third-party appraisals were used to determine the *carrying value* or *fair value* of your timberland, and revise your disclosure, as necessary, to clarify the basis at which you carry timberland on your balance sheet.
       b) Please include your expanded, and revised, if applicable, timberland accounting policies disclosure in your amended Form 10-KSB.

3.   We note your response to comment 4 of our letter dated July 30, 2008. Please tell us whether you provided any consideration to the shareholder who contributed the Ping Yang He Forestry Center timberlands. If no consideration was provided, please amend your disclosure to include the nonmonetary transactions disclosures required by APB 29. Include why you determined the asset was impaired and the net book value was zero, as described in your response to us. In addition, provide the related party disclosures set forth in paragraph two of SFAS 57 in both your footnotes and in Item 12 Certain Relationships and Related Transactions.

Certifications of Principal Executive Officer and Principal Financial Officer, Exhibit 31

4.   Since your December 31, 2007 Form 10-KSB required a report by management on the effectiveness of your internal control over financial reporting, please revise your certifications filed as Exhibit 31 to your Form 10-KSB to include the portion of the introductory language in paragraph 4 as well as the language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers' responsibility for designing, establishing and

maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B and SEC Release No. 33-8760 for additional guidance.

Form 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Item 4(A) – Controls and Procedures, page 11

5.   We noted that your disclosure still indicates that your principal executive officer and principal financial officer have concluded, *to the best of their knowledge*, that your disclosure controls and procedures are not effective. Please remove the phrase, *to the best of their knowledge*, from your March 31, 2008 and June 30, 2008 disclosure to simply state that the officers have concluded your disclosure controls and procedures are not effective.

Certifications of Principal Executive Officer and Principal Financial Officer, Exhibit 31

6.   Please revise both of your Exhibit 31 certifications to your March 31, 2008 Form 10-Q to include the required internal control over financial reporting introductory language of paragraph 4, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

*   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services